MORE THAN METAL.

Reliance

2023 ANNUAL REPORT



In 2023, our corporate identity underwent a transformation from Reliance Steel & Aluminum Co. to Reliance, Inc., marking an 85-year journey of diversified growth.

We've changed our name but not who we are. Moving forward, we intend to expand the reputation we've built for integrity, honesty, and reliability. Our achievements thus far empower us to continue delivering enduring, industry-leading results responsibly and profitably.

WE ARE MORE THAN METAL.

MORE
SMART
PROFITABLE
GROWTH.

We increased our market share through investments in equipment and people – enhancing our capabilities, upgrading our facilities, and expanding into new markets. Through these efforts:

OUR 2023 TONS SHIPPED INCREASED 3.7% COMPARED TO INDUSTRY GROWTH OF 1.5%. SIMULTANEOUSLY, AND DESPITE A DECLINING PRICING ENVIRONMENT, WE MAINTAINED OUR GROSS PROFIT MARGIN AT 30.7%

which is at the high end of our range. This required targeted activity, balance, and strategic positioning and is a testament to our field managers' excellence in execution.


MORE

RS STOCK ROSE 38%

in 2023, with a compound annual growth rate
of 17.6% since our 1994 IPO.

VALUE

$718 MILLION RETURNED
TO STOCKHOLDERS

through dividends and share repurchases in 2023.

WE ARE
INDUSTRIAL
STRENGTH.











DEAR FELLOW STOCKHOLDERS,

We would like to express our gratitude to the entire Reliance family for our strong performance and forward progress in 2023 and for placing safety at the forefront of our operations. Continuing to execute our unique and sustainable business model with a focus on growth and delivering increasing value to our customers resulted in the second highest sales, profitability, and cash flow generation in our Company's history. Importantly, these results were achieved in a challenging environment with ongoing inflationary headwinds and declining metal prices.

We thank our loyal and valued customers for relying on us for quick and accurate deliveries of high-quality products, and we are grateful for the longstanding relationships with our suppliers who continue to support us through all market cycles.

We also appreciate our stockholders and their confidence in our future as our stock price reached new heights, increasing 38% in 2023, and representing a 17.6% compound annual growth rate since our IPO in 1994.

More Than Metal
On February 15, 2024, we unveiled a corporate rebranding to Reliance, Inc. to portray the Company's evolution and reinforce our position as a leading diversified metal solutions provider. Retaining "Steel & Aluminum" in our corporate name limited the perception of Reliance because we have evolved into a company that is so much more than metal. Over the years we have become stronger, more collaborative, and focused as we further differentiate and diversify Reliance. We are a best-in-class family of companies working collaboratively to deliver exceptional service to our customers, return value to our stockholders, provide a safe environment where our employees are proud to work, and positively contribute to our communities.

Our company-wide community involvement efforts have united under the Reliance Cares banner. In 2023, we significantly increased our impact in our communities through expanded programs driven by our employees throughout our Family of Companies.

We are pleased that our new identity captures the essence of who we have always been and always will be. We are more than metal. We are industrial strength.

Employee Health & Safety
The health, safety, and wellbeing of our employees and communities remains a core value throughout all aspects of our business. Employee safety remains fundamental to our day-to-day operational focus. Our 2023 Total Recordable Incident Rate (TRIR) of 1.96 was significantly lower than the 2020 Metals Service Center Institute ("MSCI") average of 3.5 and we remain committed to living a culture of safety and reducing the number of injuries to zero. "Be SMART. Be Safe." was the theme of our 2023 company-wide SMART Safety program to promote proactive commitment, engagement, and accountability throughout the organization.

Strong Operational and Financial Performance
We finished 2023 with $14.8 billion in sales and $22.64 of diluted earnings per share, both representing the second highest results in Reliance history. We emphasized "Smart, Profitable Growth" in 2023, increasing our volumes above



NET SALES
(IN MILLIONS)

2019	$10,973.8
2020	$8,811.9
2021	$14,093.3
2022	$17,025.0
2023	**$14,805.9**



NET INCOME
(IN MILLIONS)

2019	$701.5
2020	$369.1
2021	$1,413.0
2022	$1,840.1
2023	**$1,335.9**

CASH FLOW FROM OPERATIONS
(IN MILLIONS)



$1,301.5	$1,173.0	$799.4	$2,118.6	**$1,671.3**
2019	2020	2021	2022	**2023**

EARNINGS PER SHARE
(DILUTED)



$10.34	$5.66	$21.97	$29.92	**$22.64**
2019	2020	2021	2022	**2023**

RETURN ON EQUITY*
Based on beginning of the year equity, as adjusted.



15%	7%	28%	32%	**19%**
2019	2020	2021	2022	**2023**

*Return on Reliance stockholders' equity is based on the beginning of the year equity amount, adjusted for $479.5 million, $630.3 million, $323.5 million, $337.3 million and $50.0 million of share repurchases for 2023, 2022, 2021, 2020, and 2019, respectively.

industry trends while maintaining a strong full year gross profit margin of 30.7%, near the high end of our estimated sustainable range. Our resilient business model – including strong pricing discipline and significant capital reinvestment in the business to increase our capacity and value-added processing capabilities – was instrumental to these results.

In 2023, Reliance performed value-added processing on 50.6% of sales orders, up from 50.2% in 2022. We maintained a small average order size of $3,210 with approximately 40% of orders delivered to customers within 24 hours. We serve more than 125,000 customers in a broad range of industries including non-residential construction (including infrastructure), aerospace, automotive, broader manufacturing, semiconductor, and more.

Disciplined Capital Allocation Strategy
Our strong profitability and effective management of working capital enabled us to generate $1.67 billion in annual cash flow from operations, the second highest we have ever reported. Our strong cash flow facilitated our execution of a disciplined and balanced capital allocation strategy through investments in both growth and stockholder returns. In 2023, our operating cash flow funded a record $469 million of capital expenditures, $238 million of cash dividends, and $480 million of share repurchases, resulting in a 3.2% reduction in total shares outstanding.

Growth
In addition to increasing our volumes through market share gains, we deployed capital into various growth projects that further enhanced our value-added capabilities, maintained, upgraded, and improved our operating facilities, and funded expansion into new markets. Greenfield locations contributed meaningfully to our volume growth in 2023. As a result of these growth activities, our 2023 tons shipped increased 3.7% compared to the industry increase of 1.5% as reported by the MSCI. We continue to identify many opportunities to support our customers and suppliers as they grow. Our capital expenditure budget for 2024 is $425 million with approximately two-thirds targeting growth initiatives.

In addition to our organic growth efforts, we completed one acquisition in 2023 and announced two acquisitions in the first quarter of 2024:

- Southern Steel Supply, LLC ("Southern Steel") – an established service center located in Memphis, Tennessee, distributing primarily carbon steel products – was acquired in May 2023. Southern Steel further expanded our reach in the Southeastern part of the U.S. Southern Steel's 2022 sales were approximately $63 million.
- Cooksey Iron & Metal Company ("Cooksey") – a well-known regional metals service center based in Tifton, Georgia, with a focus on carbon long products and plate – was acquired in February 2024. Cooksey's strong reputation for premium customer service and rapid delivery to its customers along with its presence in the fast-growing Southeastern market both strengthens and expands our position in the region. Cooksey's 2023 sales were approximately $90 million.
- American Alloy Steel, Inc. ("American Alloy") – a reputable, Houston, Texas-based national distributor of specialty carbon and alloy steel plate and round bar, as well as a plate fabricator – was acquired in April 2024. American Alloy has strong, decades-long relationships with both customers and suppliers and a solid reputation for customer service and product expertise. American Alloy's 2023 sales were approximately $310 million.



Stockholder Returns

Driven by our ongoing commitment to delivering increased value to our stockholders, we returned $718 million through dividends and share repurchases in 2023. We have paid regular quarterly cash dividends for 64 consecutive years without reduction or suspension and have increased our dividend 31 times since our 1994 IPO, including our most recent increase of 10% to $1.10 per share ($4.40 per share on an annualized basis) in the first quarter of 2024. Our recently announced $1.5 billion share repurchase authorization, coupled with our strong balance sheet and cash generation, allow us to remain opportunistic. We repurchased approximately 1.9 million shares of RS common stock at an average cost of $255.30 per share, for a total of $480 million, in 2023.

We are very proud of our strong financial position, which has enabled us to reinvest back into our business to support growth while concurrently returning approximately 45% of our net income and 58% of our free cash flow to our stockholders over the past three years.

85 Years of Excellence

2024 is a milestone year for Reliance in which we celebrate our 85th anniversary and our 30th anniversary as a publicly traded company. We are proud of our history and remain anchored to our core business model and values as we move forward into the future. Our unwavering commitment to employee safety and wellbeing, profitable growth, working collaboratively, and improving the communities in which we live and work encompass why Reliance is so much more than metal.

Longer-term, we remain excited about the many growth prospects anticipated under the Infrastructure Bill, the CHIPS Act, and the Inflation Reduction Act, as well as the onshoring and near-shoring activities in the markets we serve.

Thank you to all of our employees, customers, suppliers, and stockholders for your continued confidence in and ongoing support of Reliance.

Sincerely,

Karla R. Lewis
President and
Chief Executive Officer
(Center)

Stephen P. Koch
Executive Vice President and
Chief Operating Officer
(Right)

Arthur Ajemyan
Senior Vice President and
Chief Financial Officer
(Left)

MORE THAN METAL.



In 2023, Reliance leveraged the momentum initiated with our $1 million donation to Ronald McDonald House Charities. Our corporate social responsibility program, Reliance Cares, further expanded to launch an online employee giving and company match program. Over the course of the 6-week campaign, an astounding 83.3% of our workforce donated over $680,000 to more than 3,600 causes across the United States.

We also broadened the scope of our Employee Assistance Fund to support our employees in times of need beyond natural disasters.



SELECTED CONSOLIDATED FINANCIAL DATA

In millions, except number of shares which are reflected in thousands and per share amounts.

Year Ended December 31,	2023	2022	2021	2020	2019
Income Statement Data:					
Net sales	$14,805.9	$17,025.0	$14,093.3	$8,811.9	$10,973.8
Cost of sales (exclusive of depreciation and amortization expense)	10,258.6	11,773.7	9,603.0	6,036.8	7,644.4
Gross profit[1]	4,547.3	5,251.3	4,490.3	2,775.1	3,329.4
Warehouse, delivery, selling, general and administrative expense	2,562.4	2,504.2	2,306.5	1,874.0	2,095.4
Depreciation and amortization expense	245.4	240.2	230.2	227.3	219.3
Impairment expense	-	-	4.7	108.0	1.2
Operating income	1,739.5	2,506.9	1,948.9	565.8	1,013.5
Other (income) expense:					
Interest expense	40.1	62.3	62.7	62.9	85.0
Other (income) expense, net	(41.3)	14.2	3.1	24.7	(0.8)
Income before income taxes	1,740.7	2,430.4	1,883.1	478.2	929.3
Income tax provision	400.6	586.2	465.7	105.8	223.2
Net income	1,340.1	1,844.2	1,417.4	372.4	706.1
Less: net income attributable to noncontrolling interests	4.2	4.1	4.4	3.3	4.6
Net income attributable to Reliance	$1,335.9	$1,840.1	$1,413.0	$369.1	$701.5
Earnings Per Share:					
Basic	$22.90	$30.39	$22.35	$5.74	$10.49
Diluted	$22.64	$29.92	$21.97	$5.66	$10.34
Weighted average shares outstanding - basic	58,328	60,559	63,217	64,328	66,885
Weighted average shares outstanding - diluted	59,015	61,495	64,327	65,263	67,855
Other Data:					
Cash flow provided by operations	$1,671.3	$2,118.6	$799.4	$1,173.0	$1,301.5
Capital expenditures	468.8	341.8	236.6	172.0	242.2
Cash dividends per share	4.00	3.50	2.75	2.50	2.20
Balance Sheet Data (December 31):					
Working capital	$3,928.2	$3,511.3	$3,095.1	$2,499.8	$2,334.9
Total assets	10,480.3	10,329.9	9,536.0	8,106.8	8,131.1
Short-term debt	0.3	508.2	5.0	6.0	64.9
Long-term debt	1,141.9	1,139.4	1,642.0	1,638.9	1,523.6
Total equity	7,732.8	7,095.9	6,093.7	5,122.7	5,214.1

(1) Gross profit, calculated as net sales less cost of sales, is a non-GAAP financial measure as it excludes depreciation and amortization expense associated with the corresponding sales. About half of our orders are basic distribution with no processing services performed. For the remainder of our sales orders, we perform "first-stage" processing, which is generally not labor intensive as we are simply cutting the metal to size. Because of this, the amount of related labor and overhead, including depreciation and amortization expense, is not significant and is excluded from cost of sales. Therefore, our cost of sales is substantially comprised of the cost of the material we sell. We use gross profit as shown above as a measure of operating performance. Gross profit is an important operating and financial measure, as fluctuations in our gross profit can have a significant impact on our earnings. Gross profit, as presented, is not necessarily comparable with similarly titled measures for other companies.

GEOGRAPHIC PRESENCE



INTERNATIONAL

Belgium	Mexico
Canada	Singapore
China	South Korea
France	Turkey
India	United Arab Emirates
Malaysia	United Kingdom



STATES

Alabama	Kentucky	Ohio
Alaska	Louisiana	Oklahoma
Arizona	Maryland	Oregon
Arkansas	Massachusetts	Pennsylvania
California	Michigan	Rhode Island
Colorado	Minnesota	South Carolina
Connecticut	Missouri	Tennessee
Florida	Montana	Texas
Georgia	Nevada	Utah
Idaho	New Hampshire	Virginia
Illinois	New Jersey	Washington
Indiana	New Mexico	Wisconsin
Iowa	New York	
Kansas	North Carolina	

SALES BY REGION



Mountain **2%**
Pacific Northwest **4%**
International **7%**
Northeast **7%**
Mid-Atlantic **7%**
Southeast **19%**
West/Southwest **22%**
Midwest **32%**

SALES BY PRODUCT

SALES BY COMMODITY



Carbon steel plate	12%
Carbon steel structurals	11%
Carbon steel tubing	10%
Hot-rolled steel sheet & coil	9%
Carbon steel bar	5%
Galvanized steel sheet & coil	4%
Cold-rolled steel sheet & coil	2%

CARBON STEEL 53%

Aluminum bar & tube	5%
Heat-treated aluminum plate	5%
Common alloy aluminum sheet & coil	4%
Common alloy aluminum plate	1%
Heat-treated aluminum sheet & coil	1%

ALUMINUM 16%

Stainless steel bar & tube	8%
Stainless steel sheet & coil	5%
Stainless steel plate	2%

STAINLESS STEEL 15%

Alloy bar & rod	4%
Alloy tube	1%

ALLOY 5%

Miscellaneous, including titanium, manufactured parts, and scrap	5%
Toll processing* – aluminum, carbon steel, and stainless steel	4%
Copper & brass	2%

OTHER 11%

*Includes revenues for logistics services provided by our toll processing companies.

SELECTED CONSOLIDATED FINANCIAL DATA

In millions, except per share amounts.

Year Ended December 31,	2023	2022	2021	2020
Income Statement Data:				
Net sales	$14,805.9	$17,025.0	$14,093.3	$8,811.9
Operating income[1]	1,739.5	2,506.9	1,948.9	565.8
Pretax income	1,740.7	2,430.4	1,883.1	478.2
Income taxes[2]	400.6	586.2	465.7	105.8
Net income attributable to Reliance[2]	1,335.9	1,840.1	1,413.0	369.1
Weighted average shares outstanding - diluted	59.0	61.5	64.3	65.3
Balance Sheet Data (December 31):				
Current assets	$4,771.8	$4,886.6	$4,160.1	$3,112.8
Working capital	3,928.2	3,511.3	3,095.1	2,499.8
Net fixed assets	2,248.4	1,974.6	1,836.8	1,792.2
Total assets[3]	10,480.3	10,329.9	9,536.0	8,106.8
Current liabilities	843.6	1,375.3	1,065.0	613.0
Short-term debt[3]	0.3	508.2	5.0	6.0
Long-term debt[3]	1,141.9	1,139.4	1,642.0	1,638.9
Total equity	7,732.8	7,095.9	6,093.7	5,122.7
Per Share Data:				
Earnings - diluted[2]	$22.64	$29.92	$21.97	$5.66
Dividends	$4.00	$3.50	$2.75	$2.50
Book value[4]	$134.84	$120.56	$98.48	$80.43
Ratio Analysis:				
Return on Reliance stockholders' equity[5]	19.3%	31.6%	28.0%	7.4%
Current ratio	5.7	3.6	3.9	5.1
Net debt-to-total capital ratio[6]	0.8%	6.3%	18.1%	15.8%
Gross profit margin[7]	30.7%	30.8%	31.9%	31.5%
Operating income margin[1]	11.7%	14.7%	13.8%	6.4%
Pretax income margin	11.8%	14.3%	13.4%	5.4%
Net income margin - Reliance[2]	9.0%	10.8%	10.0%	4.2%

(1) Operating income represents net sales less cost of sales, warehouse, delivery, selling, general and administrative expense, depreciation and amortization expense, and impairment expense. The calculation of operating income in years 2013 through 2023 includes various non-recurring charges and credits, including impairment charges in 2021, 2020, 2019, 2018, 2017, 2016, 2015 and 2013. Additionally, the adoption of accounting rule changes in 2017 affected the presentation of operating income. Prior year operating income and margin amounts have been retrospectively adjusted to conform to the current presentation.

(2) 2017 includes a $207.3 million, or $2.82 per share, income tax benefit as a result of the Tax Cuts and Jobs Act of 2017.

(3) The adoption of accounting rule changes in 2015 affected the presentation of debt issuance costs. Prior year total assets, long-term debt and net debt-to-total capital ratio amounts have been retrospectively adjusted to conform to the current presentation.

(4) Book value per share is calculated as Reliance stockholders' equity divided by the number of common shares outstanding as of December 31 of each year.

	2019	2018	2017	2016	2015	2014	2013
	$10,973.8	$11,534.5	$9,721.0	$8,613.4	$9,350.5	$10,451.6	$9,223.8
	1,013.5	937.5	662.4	517.8	549.8	617.4	554.3
	929.3	850.6	583.8	429.2	458.7	546.3	478.3
	223.2	208.8	(37.2)	120.1	142.5	170.0	153.6
	701.5	633.7	613.4	304.3	311.5	371.5	321.6
	67.9	72.4	73.5	73.1	74.9	78.6	77.6
	$3,010.2	$3,285.0	$3,051.3	$2,688.5	$2,554.2	$3,121.1	$2,738.9
	2,334.9	2,585.9	2,347.6	2,032.5	1,564.5	2,458.3	2,165.5
	1,795.2	1,729.9	1,656.3	1,662.2	1,635.5	1,656.4	1,603.9
	8,131.1	8,044.9	7,751.0	7,411.3	7,121.6	7,822.4	7,323.6
	675.3	699.1	703.7	656.0	989.7	662.8	573.4
	64.9	65.2	92.0	82.5	500.8	93.9	36.5
	1,523.6	2,138.5	1,809.4	1,846.7	1,427.9	2,208.1	2,055.1
	5,214.1	4,679.5	4,699.9	4,179.1	3,942.7	4,127.9	3,884.4
	$10.34	$8.75	$8.34	$4.16	$4.16	$4.73	$4.14
	$2.20	$2.00	$1.80	$1.65	$1.60	$1.40	$1.26
	$77.83	$69.83	$64.29	$57.07	$54.59	$53.03	$49.99
	15.1%	13.9%	9.8%	7.8%	8.0%	9.6%	9.0%
	4.5	4.7	4.3	4.1	2.6	4.7	4.8
	21.4%	30.8%	27.2%	30.3%	31.8%	34.9%	34.1%
	30.3%	28.4%	28.7%	30.1%	27.2%	25.1%	26.0%
	9.2%	8.1%	6.8%	6.0%	5.9%	5.9%	6.0%
	8.5%	7.4%	6.0%	5.0%	4.9%	5.2%	5.2%
	6.4%	5.5%	6.3%	3.5%	3.3%	3.6%	3.5%

(5) Return on Reliance stockholders' equity is based on the beginning of year equity amount, except for 2023, 2022, 2021, 2020, 2019, 2018 and 2015, which are adjusted for $479.5 million, $630.3 million, $323.5 million, $337.3 million, $50.0 million, $484.9 million, and $355.5 million of share repurchases, respectively, and 2017, which is adjusted for a $207.3 million income tax benefit as a result of the Tax Cuts and Jobs Act of 2017.

(6) Net debt-to-total capital ratio is calculated as total debt (net of cash) divided by Reliance stockholders' equity plus total debt (net of cash).

(7) Gross profit, calculated as net sales less cost of sales, and gross profit margin, calculated as gross profit divided by net sales, are non-GAAP financial measures as they exclude depreciation and amortization expense associated with the corresponding sales. About half of our orders are basic distribution with no processing services performed. For the remainder of our sales orders, we perform "first-stage" processing which is generally not labor intensive as we are simply cutting the metal to size. Because of this, the amount of related labor and overhead, including depreciation and amortization, is not significant and is excluded from cost of sales. Therefore, our cost of sales is substantially comprised of the cost of the material we sell. We use gross profit margin as shown above as a measure of operating performance. Gross profit margin is an important operating and financial measure, as fluctuations in our gross profit margin can have a significant impact on our earnings. Gross profit margin, as presented, is not necessarily comparable with similarly titled measures for other companies.

RELIANCE LOCATIONS

DIVISIONS

Bralco Metals
bralco.com

Los Angeles, CA – Headquarters
(714) 736-4800

Albuquerque, NM
(505) 345-0959

Dallas, TX
(972) 276-2676

Phoenix, AZ
(602) 252-1918

Seattle, WA
(253) 395-0614

Wichita, KS
(316) 838-9351

Affiliated Metals
A Bralco Metals Company
affiliatedmetals.com
Salt Lake City, UT
(801) 363-1711

MetalCenter
A Bralco Metals Company
Los Angeles, CA
(562) 944-3322

Olympic Metals
A Bralco Metals Company
Denver, CO
(303) 286-9700

Central Plains Steel Co.
cpssteel.com
Wichita, KS
(316) 636-4500

Reliance Aerospace Solutions
rsaerospace.com
Cypress, CA
(877) 727-6073

Reliance Metalcenter
relianceunioncity.com
Union City, CA
(510) 476-4400

Reliance Metals Group

Reliance Metalcenter

reliancecos.com
Colorado Springs, CO
(719) 390-4911

reliancephx.com
Phoenix, AZ
(602) 275-4471

Phoenix, AZ
(480) 968-6156

reliancemetalcentersaltlakecity.com
Salt Lake City, UT
(801) 974-5300

reliancemetalcentersd.com
San Diego, CA
(619) 263-2141

Smith Pipe & Steel Company
smithpipe.com
Phoenix, AZ
(602) 257-9494

Reliance Steel Company

Albuquerque, NM
(505) 247-1441

Los Angeles, CA
(323) 583-6111

Tube Service Co.
tubeservice.com

Los Angeles, CA – Headquarters
(562) 695-0467

Denver, CO
(303) 321-9200

Phoenix, AZ
(602) 267-9865

Portland, OR
(503) 944-5420

San Diego, CA
(619) 579-3011

San Jose, CA
(408) 946-5500

SUBSIDIARIES

Admiral Metals Servicenter Company, Incorporated
admiralmetals.com

Woburn, MA – Headquarters
(781) 933-8300

Guilderland, NY
(781) 953-4632

Largo, FL
(614) 330-8645

Oceanside, NY
(781) 953-7192

Rochester, NY
(585) 370-2740

Telford, PA
(215) 778-5832

Twinsburg, OH
(339) 227-1172

Allegheny Steel Distributors, Inc.
alleghenysteel.com
Pittsburgh, PA
(412) 767-5000

All Metal Services Limited
allmetal.co.uk

Birmingham, United Kingdom – Headquarters
+44 16 7543 0307

Belfast, United Kingdom
+44 28 9073 9648

Bolton, United Kingdom
+44 19 4284 0777

Bristol, United Kingdom
+44 11 7982 2484

Losse, France
+33 558 936 800

All Metal Services India Private Limited
A Subsidiary of All Metal Services Limited
Belagavi, India
+91 80 2837 9124

All Metal Services Ltd. (Xi'an)
A Subsidiary of All Metal Services Limited
Xi'an, People's Republic of China
+86 29 8612 5300

All Metal Services (Malaysia) Sdn. Bhd.
A Subsidiary of All Metal Services Limited
Selangor Darul Ehsan, Malaysia
+60 3 7805 1325

American Metals Corporation
american-metals.com

Fresno, CA
(559) 266-0881

West Sacramento, CA
(916) 371-7700

American Steel
A Division of American Metals Corporation

Canby, OR
(503) 651-6700

Kent, WA
(253) 437-4080

Alaska Steel Company
A Division of American Metals Corporation
alaskasteel.com

Anchorage, AK – Headquarters
(907) 561-1188

Fairbanks, AK
(907) 456-2719

Kenai, AK
(907) 283-3880

Haskins Steel Company
A Division of American Metals Corporation
haskinssteelinc.com
Spokane, WA
(509) 535-0657

Lampros Steel
A Division of American Metals Corporation
lamprossteel.com
Portland, OR
(503) 285-6667

LSI Plate
A Division of American Metals Corporation
Rancho Cucamonga, CA
(877) 877-7528

Plate Sales
A Division of American Metals Corporation
Portland, OR
(503) 286-0039

AMI Metals, Inc.
amimetals.com

Nashville, TN – Headquarters
(615) 377-0400

Fort Worth, TX
(817) 831-9586

Los Angeles, CA
(909) 429-1336

Spokane, WA
(509) 570-5880

St. Louis, MO
(636) 946-9492

Swedesboro, NJ
(856) 241-9180

Wichita, KS
(316) 945-7771

AMI Metals Aero Services Ankara Havacılık Anonim Şirketi
A Subsidiary of AMI Metals, Inc.
Ankara, Turkey
+90 312 810 0000

AMI Metals Europe SPRL
A Subsidiary of AMI Metals, Inc.
Gosselies, Belgium
+32 71 37 67 99

AMI Metals UK Limited
Ellesmere Port, United Kingdom
+44 151 355 6035

Best Manufacturing, Inc.
bestmanufacturinginc.com
Jonesboro, AR
(870) 931-9533

CCC Steel, Inc.
Los Angeles, CA
(310) 637-0111

IMS Steel Co.
A Division of CCC Steel, Inc.
Salt Lake City, UT
(801) 973-1000

Chapel Steel Corp.
chapelsteel.com

Philadelphia, PA – Corporate Office
(215) 793-0899

Birmingham, AL
(800) 641-1006

Birmingham, AL – Sales Office
(205) 781-0317

Chicago, IL
(815) 937-1970

Chicago, IL – Sales Office
(708) 429-2244

Houston, TX
(713) 462-4449

Philadelphia, PA
(610) 705-0477

Portland, OR
(503) 228-3355

Tulsa, OK
(844) 964-0335

Chapel Steel Canada, Ltd.
Hamilton, Ontario, Canada
(289) 780-0570

Chatham Steel Corporation
chathamsteel.com

Savannah, GA – Headquarters
(912) 233-4182

Birmingham, AL
(205) 791-2261

Columbia, SC
(803) 799-8888

Durham, NC
(919) 682-3388

Orlando, FL
(407) 859-0310

Clayton Metals, Inc.
claytonmetals.com

Chicago, IL – Headquarters
(630) 860-7000

Parsipanny, NJ
(973) 588-1100

Continental Alloys & Services Limited
contalloy.com

Brechin, Scotland
+44 135 662 5515

Peterhead, Scotland
+44 177 948 0420

Continental Alloys & Services Pte. Ltd.
Jurong, Singapore
+65 6690 0178

Continental Alloys & Services (Malaysia) Sdn. Bhd.
A Subsidiary of Continental Alloys & Services Pte. Ltd.
Nusajaya, Malaysia
+60 7 531 9155

Continental Alloys Middle East FZE
Dubai, United Arab Emirates
+971 4 8809770

Crest Steel Corporation
creststeel.com
Riverside, CA
(951) 727-2600

Diamond Manufacturing Company
diamondman.com

Wyoming, PA – Headquarters
(800) 233-9601

Michigan City, IN
(219) 874-2374

Ferguson Perforating Company
A Division of Diamond Manufacturing Company
fergusonperf.com

Providence, RI – Headquarters
(401) 941-8876

New Castle, PA
(724) 657-8703

McKey Perforating Co.
A Division of Diamond Manufacturing Company
mckeyperforatedmetal.com
New Berlin, WI
(800) 345-7373

Perforated Metals Plus
A Division of Diamond Manufacturing Company
perforated-metals.com
Charlotte, NC
(704) 598-0443

DuBose National Energy Fasteners & Machined Parts, Inc.
dubosenes.com
Cleveland, OH
(216) 362-1700

DuBose National Energy Services, Inc.
dubosenes.com

Clinton, NC – Headquarters
(910) 590-2151

Atlanta, GA – Sales Office
(678) 608-3660

Charlotte, NC – Sales Office
(704) 295-1060

Exton, PA – Sales Office
(610) 594-9413

Durrett Sheppard Steel Co., Inc.
durrettsheppard.com
Baltimore, MD
(410) 633-6800

Earle M. Jorgensen Company
emjmetals.com

Los Angeles, CA – Headquarters
(323) 567-1122

Atlanta, GA
(678) 894-2500

Birmingham, AL
(205) 814-0043

Boise, ID
(503) 283-2251

Boston, MA
(508) 435-6854

Charlotte, NC
(704) 588-3001

Chicago, IL
(847) 301-6100

Cincinnati, OH
(513) 771-3223

Cleveland, OH
(330) 425-1500

Dallas, TX
(214) 741-1761

Denver, CO
(303) 287-0381

Detroit, MI
(734) 402-8110

Hartford, CT
(508) 435-6854

Hayward, CA
(510) 487-2700

Houston, TX
(713) 672-1621

Indianapolis, IN
(317) 838-8899

Kansas City, MO
(816) 483-4140

Lafayette, LA
(713) 672-1621

Memphis, TN
(901) 317-4300

Minneapolis, MN
(763) 784-5000

Orlando, FL
(800) 365-5454

Philadelphia, PA
(215) 949-2850

Phoenix, AZ
(602) 272-0461

Portland, OR
(503) 283-2251

Quad Cities, IA
(563) 285-5340

Richmond, VA
(804) 732-7491

Rochester, NY
(330) 425-1500

Salt Lake City, UT
(801) 383-3808

Seattle, WA
(253) 872-0100

St. Louis, MO
(314) 291-6080

Tulsa, OK
(918) 835-1511

Wrightsville, PA
(215) 949-2850

Steel Bar
A Division of Earle M. Jorgensen Company
Greensboro, NC
(336) 294-0053

Reliance Metals Canada Limited
A Subsidiary of Earle M. Jorgensen Company
rmcl.com

Edmonton, Alberta, Canada – Corporate Office
(780) 801-4114

Earle M. Jorgensen (Canada)
A Division of Reliance Metals Canada Limited
emjmetals.ca

Edmonton, Alberta, Canada – Headquarters
(780) 801-4015

Dartmouth, Nova Scotia, Canada
(450) 661-5181

Montreal, Quebec, Canada
(450) 661-5181

North Bay, Ontario, Canada
(705) 474-0866

Quebec City, Quebec, Canada
(418) 870-1422

Toronto, Ontario, Canada
(905) 564-0866

Vancouver, British Columbia, Canada
(604) 468-4747

Encore Metals
A Division of Reliance Metals Canada Limited
encoremetals.com

Vancouver, British Columbia, Canada
– Headquarters
(604) 940-0439

Calgary, Alberta, Canada
(403) 236-1418

Edmonton, Alberta, Canada
(780) 436-6660

Montreal, Quebec, Canada
(450) 978-8877

Prince George, British Columbia,
Canada
(250) 563-3343

Toronto, Ontario, Canada
(905) 878-1156

Winnipeg, Manitoba, Canada
(204) 663-1450

Feralloy Corporation
feralloy.com

Chicago, IL – Corporate Office
(773) 380-1500

Charleston, SC
(843) 336-4107

Decatur, AL
(256) 301-0500

Ghent, KY
(502) 206-7002

Portage, IN
(219) 787-9698

Acero Prime Feralloy Sinton Processing Center
A Division of Feralloy Corporation
Sinton, TX
(361) 364-7220

All Metals
A Division of Feralloy Corporation

Spartanburg, SC – Headquarters
(864) 574-8050

Cartersville, GA
(770) 427-7379

Feralloy Processing Company
A Division of Feralloy Corporation
Portage, IN
(219) 787-8773

GH Metal Solutions
A Division of Feralloy Corporation
ghmetalsolutions.com

Fort Payne, AL – Headquarters
(256) 845-5411

Charleston, SC
(843) 336-4107

Decatur, AL
(256) 845-5411

Fort Payne, AL – East
(256) 845-5411

Acero Prime, S. de R.L. de C.V.
A Subsidiary of Feralloy Corporation
aceroprime.com

San Luis Potosí, Mexico –
Headquarters
+52 444 870 7700

Monterrey, Mexico
+52 818 000 5300

Ramos Arizpe, Mexico
+52 844 450 6400

Toluca, Mexico
+52 722 262 5500

Indiana Pickling and Processing Company
A Joint Venture of Feralloy Corporation 56% Owned
Portage, IN
(219) 787-8889

Oregon Feralloy Partners
A Joint Venture of Feralloy Corporation 40% Owned
Portland, OR
(503) 286-8869

Fox Metals and Alloys, Inc.
foxmetals.com
Houston, TX
(281) 890-6666

Fry Steel Company
frysteel.com

Santa Fe Springs, CA – Headquarters
(562) 802-2721

Middletown, OH
(513) 452-7037

Infra-Metals Co.
infra-metals.com

Newtown, PA – Headquarters
(215) 741-1000

Atlanta, GA
(404) 577-5005

Hallandale, FL – Sales Office
(954) 454-1564

Marseilles, IL
(815) 795-5002

New Boston, OH
(740) 353-1350

Petersburg, VA
(804) 957-5900

Tampa, FL
(813) 626-6005

Wallingford, CT
(203) 294-2980

Delta Steel
A Division of Infra-Metals Co.
deltasteel.com

Houston, TX – Headquarters
(713) 635-1200

Cedar Hill, TX
(972) 299-6497

Fort Worth, TX
(817) 293-5015

San Antonio, TX
(210) 661-4641

IMS Ornamental Steel
A Division of Infra-Metals Co.
imsornamental.com
Atlanta, GA
(404) 419-3460

KMS, Inc.
kmsfab.com

Luzerne, PA – Headquarters
(570) 338-0200

W. Columbia, SC
(803) 796-9995

Liebovich Bros., Inc.
liebovich.com
Rockford, IL
(815) 987-3200

Custom Fab Company
A Division of Liebovich Bros., Inc.
customfabco.com
Rockford, IL
(815) 987-3210

Good Metals Company
A Division of Liebovich Bros., Inc.
goodmetals.com
Grand Rapids, MI
(616) 241-4425

Hagerty Steel & Aluminum Company
A Division of Liebovich Bros., Inc.
hagertysteel.com
Peoria, IL
(309) 699-7251

Liebovich Steel & Aluminum Company
A Division of Liebovich Bros., Inc.
liebovichsteel.com

Rockford, IL – Headquarters
(815) 987-3200

Cedar Rapids, IA
(319) 366-8431

Kaukauna, WI
(800) 646-2790

Metals USA, Inc.
metalsusa.com

Lynch Metals
A Division of Metals USA, Inc.
lynchmetals.com

Union, NJ – Headquarters
(908) 686-8401

Anaheim, CA
(714) 238-7240

Cooksey Iron & Metal Company
A Subsidiary of Metals USA, Inc.

Tifton, GA – Headquarters
(229) 382-4680

Albany, GA
(229) 438-7915

Statesboro, GA – Sales Office
(912) 764-3799

Tifton, GA – Processing
(229) 382-4680

i-Solutions
A Subsidiary of Metals USA, Inc.
isolutions.metalsusa.com
(800) 700-3032

Metals USA Carbon Flat Rolled, Inc.
A Subsidiary of Metals USA, Inc.
Northbrook, IL – Headquarters
(847) 291-2400

Conway Springs, KS
(800) 635-6061

Germantown, WI
(262) 255-4444

Horicon, WI
(920) 485-9750

Jeffersonville, IN
(812) 288-8906

Liberty, MO
(816) 415-0004

Randleman, NC
(336) 498-8900

Springfield, OH
(937) 882-6354

Walker, MI
(616) 453-4880

Wooster, OH
(330) 264-8416

Metals USA Plates and Shapes, Inc.
A Subsidiary of Metals USA, Inc.

Langhorne, PA – Headquarters
(267) 580-2100

Ambridge, PA
(724) 266-7708

Bethlehem, PA – Sales Office
(610) 691-4270

Fairless Hills, PA
(215) 337-7000

Greensboro, NC
(336) 674-7991

Mobile, AL
(251) 456-4531

Oakwood, GA
(770) 536-1214

Philadelphia, PA
(215) 673-9300

Seekonk, MA
(508) 399-8500

Waggaman, LA
(504) 431-7010

York, PA
(717) 757-3549

Gregor Technologies, LLC
A Subsidiary of Metals USA Plates and Shapes, Inc.
gregortech.com
Torrington, CT
(860) 482-2569

Metals USA Plates and Shapes Southcentral, Inc.
A Subsidiary of Metals USA, Inc.

Enid, OK
(580) 233-0411

Muskogee, OK
(918) 487-6800

Port City Metal Services
A Division of Metals USA Plates and Shapes Southcentral, Inc.
portcitymetals.com
Tulsa, OK
(918) 583-2222

The Richardson Trident Company, LLC
A Subsidiary of Metals USA Plates and Shapes Southcentral, Inc.
trident-metals.com

Richardson, TX – Headquarters
(972) 231-5176

Odessa, TX
(432) 561-5446

Tulsa, OK
(918) 252-5781

Altair Electronics, LLC
A Subsidiary of The Richardson Trident Company, LLC
altair-co.com
Richardson, TX
(972) 231-5176

Metalweb Limited
metalweb.co.uk

Birmingham, United Kingdom – Headquarters
+44 121 328 7700

London, United Kingdom
+44 199 245 0300

Manchester, United Kingdom
+44 161 483 9662

National Specialty Alloys, Inc.
nsalloys.com

Houston, TX – Headquarters
(281) 345-2115

Anaheim, CA
(714) 870-7800

Aleaciones Especiales de México, S. de R.L. de C.V.
A Subsidiary of National Specialty Alloys, Inc.
aleacionesespecialesdemexico.com
Cuautitlán, Mexico
+52 55 2225 0835

Northern Illinois Steel Supply Co.
nisteel.com

Channahon, IL – Headquarters
(815) 467-9000

Houston, TX
(800) 892-1601

Nu-Tech Precision Metals Inc.
nutechpm.com
Ottawa, Ontario, Canada
(613) 623-6544

Pacific Metal Company
pacificmetal.com

Portland, OR – Headquarters
(503) 454-1051

Billings, MT
(406) 245-2210

Boise, ID
(208) 323-8045

Eugene, OR
(541) 485-1876

Spokane, WA
(509) 535-0326

PDM Steel Service Centers, Inc.
pdmsteel.com

Elk Grove, CA – Headquarters
(916) 513-4548

Denver, CO
(303) 297-1456

Fresno, CA
(209) 943-0513

Las Vegas, NV
(702) 413-0067

Provo, UT
(801) 798-8676

Reno, NV
(775) 358-1441

Santa Clara, CA
(408) 988-3000

Stockton, CA
(209) 943-0513

Vancouver, WA
(360) 225-1133

Feralloy PDM Steel Service
A Division of PDM Steel Service Centers, Inc.
Stockton, CA
(209) 234-0548

**Phoenix Corporation
DBA Phoenix Metals Company**
phoenixmetals.com

Peachtree Corners, GA – Headquarters
(770) 447-4211

Birmingham, AL
(205) 841-7477

Charlotte, NC
(704) 588-7075

Cincinnati, OH
(513) 727-4763

Cleveland, OH
(513) 727-4763

Fort Smith, AR
(479) 452-3802

Hammond, IN
(513) 727-4763

Kansas City, KS
(913) 321-5200

Lafayette, LA
(337) 837-4381

Nashville, TN
(931) 486-1456

Philadelphia, PA
(215) 295-9512

Richmond, VA
(804) 222-5052

Sioux City, IA
(913) 321-5200

St. Louis, MO
(636) 379-4050

Tampa, FL
(813) 626-8999

Reliance Metalcenter
A Division of Phoenix Metals Company

reliancentx.com
Dallas, TX
(817) 640-7222

reliancesa.com
San Antonio, TX
(210) 661-2301

Precision Flamecutting and Steel, Inc.
pflame.com
Houston, TX
(281) 477-1600

Precision Strip Inc.
precision-strip.com

Minster, OH – Headquarters
(419) 628-2343

Anderson, IN
(765) 778-4452

Bowling Green, KY
(270) 282-8420

Canton, MI
(734) 736-7030

Jeffersonville, IN
(812) 850-3161

Kenton, OH
(419) 674-4186

Middletown, OH
(513) 423-4166

Perrysburg, OH
(419) 661-1100

Portage, IN
(219) 850-5080

Rockport, IN
(812) 362-6480

Talladega, AL
(256) 315-2345

Tipp City, OH
(937) 667-6255

Vonore, TN
(423) 271-3690

Woodburn, KY
(270) 542-6100

Woodhaven, MI
(734) 301-4001

Reliance Metalcenter Asia Pacific Pte. Ltd.
Jurong, Singapore
+65 6265 1211

Service Steel Aerospace Corp.
ssa-corp.com

Seattle, WA – Headquarters
(253) 627-2910

Canton, OH
(330) 833-5800

Wichita, KS
(316) 838-7737

Dynamic Metals International
A Division of Service Steel Aerospace Corp.
dynamicmetals.net
Windsor, CT
(860) 688-8393

United Alloys Aircraft Metals
A Division of Service Steel Aerospace Corp.
Los Angeles, CA
(323) 588-2688

Siskin Steel & Supply Company, Inc.
siskin.com

Chattanooga, TN – Headquarters
(423) 756-3671

Louisville, KY
(502) 716-5140

Nashville, TN
(615) 242-4444

Spartanburg, SC
(864) 599-9988

East Tennessee Steel Supply Co.
A Division of Siskin Steel & Supply Company, Inc.
tnsteel.com
Morristown, TN
(423) 587-3500

The Steel Store
A Division of Siskin Steel & Supply Company, Inc.
thesteelstore.com
Chattanooga, TN
(423) 265-4246

Southern Steel Supply, LLC
A Subsidiary of Siskin Steel & Supply Company, Inc.
southernsteelsupply.com
Memphis, TN
(901) 523-1170

Sugar Steel Corporation
sugarsteel.com

Chicago, IL – Headquarters
(708) 757-9500

Evansville, IN
(812) 428-5490

Perrysburg, OH
(419) 661-8500

Tubular Steel, Inc.
tubularsteel.com

St. Louis, MO – Headquarters
(314) 851-9200

Hazelwood, MO
(314) 524-6600

Katy, TX
(281) 371-5200

Lorain, OH
(440) 960-6100

Rialto, CA
(909) 429-6900

Metalcraft Enterprises
A Division of Tubular Steel, Inc.
New Haven, MO
(573) 237-3016

United Pipe & Steel Corp.
unitedpipe.com

Ipswich, MA – Headquarters
(800) 777-7473

Belvidere, IL
(267) 642-9014

Birmingham, AL
(205) 854-2300

Burlington, NC
(336) 226-2244

Easton, PA
(610) 559-0990

Elyria, OH
(440) 323-0060

Houston, TX
(713) 869-5731

Lakeland, FL
(863) 614-0674

Rialto, CA
(909) 441-1924

Seymour, IN
(713) 869-5796

Stockton, CA
(209) 467-7473

Topeka, KS
(785) 357-0612

Valex Corp.
valex.com

Ventura, CA – Headquarters
(805) 658-0944

Round Rock, TX
(512) 212-8100

Valex Korea Co., Ltd.
A 96% Owned Subsidiary of Valex Corp.
Seoul, Republic of Korea
+82 31 683 0119

Valex Semiconductor Materials (Zhejiang) Co., Ltd.
A Subsidiary of Valex Corp.
Haiyan Economic Development Zone, People's Republic of China
+86 21 5818 3189

Viking Materials, Inc.
vikingmaterials.com

Minneapolis, MN – Headquarters
(612) 617-5800

Franklin Park, IL
(847) 451-7171

Yarde Metals, Inc.
yarde.com

Southington, CT – Headquarters
(860) 406-6061

East Hanover, NJ
(973) 463-1166

Greensboro, NC
(336) 500-0535

Hauppauge, NY
(631) 232-1600

Limerick, PA
(610) 495-7545

North Canton, OH
(330) 342-7020

Pelham, NH
(603) 635-1266

Sanford, FL
(321) 257-7631

FastMetals
A Division of Yarde Metals, Inc.
fastmetals.com
Southington, CT
(833) 327-8685

Rotax Metals Inc.
A Subsidiary of Yarde Metals, Inc.
rotaxmetals.net
Brooklyn, NY
(718) 272-9800

CORPORATE DIRECTORY

DIRECTORS

Mark V. Kaminski [1], [2]
Chair of the Board
Executive Advisor
Graniterock

Lisa L. Baldwin [1], [2], [4]
Managing Director
Elliott Management Corporation

Karen W. Colonias [1], [2], [3]
Former President and Chief Executive Officer
Simpson Manufacturing Co., Inc.

Frank J. Dellaquila [1], [2]
Former Senior Executive Vice President and
Chief Financial Officer
Emerson Electric Co.

James D. Hoffman
Former Chief Executive Officer
Reliance, Inc.

Karla R. Lewis
President and Chief Executive Officer
Reliance, Inc.

Robert A. McEvoy [1], [3], [4]
Former Managing Director
The Goldman Sachs Group, Inc.

David W. Seeger [1], [3], [4]
Former President
Zekelman Industries (formerly JMC Steel Group)

Douglas W. Stotlar [1], [3], [4]
Former President and Chief Executive Officer
Con-way, Inc.

OFFICERS

Karla R. Lewis
President and Chief Executive Officer

Stephen P. Koch
Executive Vice President and Chief Operating Officer

Arthur Ajemyan
Senior Vice President and Chief Financial Officer

Suzanne M. Bonner
Senior Vice President and Chief Information Officer

Jeffrey W. Durham
Senior Vice President, Operations

Michael R. Hynes
Senior Vice President, Operations

Sean M. Mollins
Senior Vice President, Operations

William A. Smith II
Senior Vice President, General Counsel
 and Corporate Secretary

Vandy C. Lupton
Vice President, Health and Human Resources

Brenda S. Miyamoto
Vice President, Corporate Initiatives

John A. Shatkus
Vice President, Enterprise Risk

Brian M. Yamaguchi
Vice President, Supplier Development

Silva Yeghyayan
Vice President, Tax

(1) Independent Director
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Nominating and Governance Committee

CORPORATE INFORMATION

TRANSFER AGENT & REGISTRAR

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449
(718) 921-8124
astfinancial.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
Los Angeles, CA

RELIANCE, INC.
PRINCIPAL EXECUTIVE OFFICE

16100 N. 71st Street, Suite 400
Scottsdale, AZ 85254
(480) 564-5700
reliance.com

FORM 10-K

A copy of the Annual Report on Form 10-K, filed with the United States Securities and Exchange Commission, is available at sec.gov or investor.reliance.com or upon request to:

William A. Smith II
Senior Vice President, General Counsel
 and Corporate Secretary
Reliance, Inc.
16100 N. 71st Street, Suite 400
Scottsdale, AZ 85254

INVESTOR RELATIONS CONTACT

(213) 576-2428
investor@reliance.com

SECURITIES LISTING

Reliance, Inc.'s common stock is traded on the New York Stock Exchange under the symbol "RS."



MARKET PRICE OF COMMON STOCK

The high and low closing prices for the Company's common stock in 2023 were $293.07 and $201.39.

The following table sets forth the high and low closing prices of the Company's common stock for the stated calendar quarters.

2023	HIGH	LOW
1Q	$263.48	$201.39
2Q	$271.59	$232.12
3Q	$293.07	$260.18
4Q	$282.91	$244.56

STOCKHOLDERS OF RECORD AND DIVIDEND POLICY

As of February 23, 2024, there were 163 holders of record of our common stock. We have paid quarterly cash dividends on our common stock for 64 consecutive years. Our Board of Directors has increased the quarterly dividend rate on a periodic basis 31 times since our 1994 IPO.

FORWARD-LOOKING STATEMENTS

This Annual Report includes statements that, to the extent they are not recitations of historical fact, may constitute forward-looking statements within the meanng of the federal securities laws, and are based on Reliance's current expectations and assumptions. For a discussion identifying important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Reliance's 2023 Form 10-K. As a result, these statements speak only as of the date that they are made, and Reliance disclaims any and all obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.



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16100 N. 71ST STREET, SUITE 400 | SCOTTSDALE, AZ 85254 | (480) 564-5700 | RELIANCE.COM